March 6, 2012

Via EDGAR and by E-Mail
Mr. Stephen Krikorian Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

Re:	China Digital TV Holding Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2010 Filed on May 12, 2011
File No. 001-33692

Dear Mr. Krikorian:

This is in response to the comment letter, dated February 21, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to the annual report on Form 20-F of China Digital TV Holding Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), which was filed with the Commission on May 12, 2011.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2010 Form 20-F. The Company is submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Stephen Krikorian	2

Form 20-F for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 51

1.	You indicate in response to prior comment 1 that the consolidation of your VIEs does not require significant accounting judgments and assumptions. The determination that Super TV is the primary beneficiary of the VIEs appears to involve material assumptions due to the level of judgment necessary to account for uncertain matters. As such, you should provide disclosure of the assumptions in your accounting within your discussion of critical accounting policies in future filings. See Section V of SEC Release 33-8350.

The Staff’s comment is acknowledged. The Company will comply with the requirements under Section V of SEC Release 33-8350 and proposes to include the following assumptions relating to its consolidation of N-S Digital TV in the “Critical Accounting Policies” section under Item 5 of its future annual reports on Form 20-F:

“Consolidation of Variable Interest Entity

Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from engaging in encryption-related businesses; however, they may have difficulty in obtaining the necessary licenses for the development, production and sale of commercial encryption products in the PRC from the PRC encryption authority due to such authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. In addition, SARFT’s policy requires any cable television network operator who uses non-PRC CA systems to install a parallel PRC CA system; however, the policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC fall into the category of non-PRC CA systems. In light of the above, we conduct substantially all of our business through our operating subsidiary, Super TV, and our variable interest entity, N-S Digital TV, which is wholly owned by PRC citizens and has obtained the licenses for the production and sale of commercial encryption products required for our business.

Since the establishment of N-S Digital TV, we have designed the structure such that N-S Digital TV may be consolidated as a VIE:

(a) The nominee shareholders of N-S Digital TV lack direct or indirect ability to make decisions regarding the activities of N-S Digital TV that could have a significant impact on the economic performance of N-S Digital TV. All of the voting rights of N-S Digital TV’s nominee shareholders have been transferred to Super TV so that Super TV has effective control over N-S Digital TV; and

(b) The nominee shareholders of N-S Digital TV do not have the right to receive the expected residual returns of N-S Digital TV, while such right has been transferred to Super TV so that Super TV is the primary beneficiary of N-S Digital TV.

Mr. Stephen Krikorian	3

In order to achieve such purpose, we have entered into a series of contractual agreements with N-S Digital TV and/or its nominee shareholders, including Technical Support and Related Services Agreement, Technology License Agreement, Technology Development Agreement, Products and Software Purchase Agreement, Equipment Lease Agreement, Equity Transfer Option Agreements, Business Operating Agreement, Loan Agreements, Share Pledge Agreements and Powers of Attorney. Through those contractual arrangements, Super TV has the right to: (i) exercise 100% of the voting rights of N-S Digital TV’s shareholders and (ii) nominate the members of N-S Digital TV’s board of directors and senior management. As a result, Super TV has the power to direct the activities of N-S Digital TV that most significantly impact N-S Digital TV’s economic performance, including the power to, pursuant to the articles of association of N-S Digital TV: (i) approve the operating strategy and investment plan of N-S Digital TV; (ii) elect the members of N-S Digital TV’s board of directors and approve their compensation; and (iii) review and approve N-S Digital TV’s annual budget and earnings distribution plan. In addition, through these contractual arrangements, Super TV has the right to receive substantially all the economic benefits of N-S Digital TV.

We have evaluated the VIE structure and concluded that through these contractual arrangements, we have the ability to effectively control N-S Digital TV and its subsidiaries as well as to receive substantially all the economic benefits of those entities. As a result, we are considered the primary beneficiary of N-S Digital TV, and N-S Digital TV and its subsidiaries are our variable interest entities under U.S. GAAP and we consolidate their financial results and assets and liabilities in our consolidated financial statements.”

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

VIE contractual arrangements, page F-7

2.	We note your proposed disclosure in response to prior comment 3. Ensure that your description of the Equity Transfer Option Agreement also includes the term of the agreement.

The Company respectfully advises the Staff that the Equity Transfer Option Agreement does not have a specified term and will remain in effect unless terminated with the written consent of Super TV. The Company further advises the Staff that it will include disclosure to this effect in the notes to the consolidated financial statements in its future annual reports on Form 20-F.

* * *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time and kind attention to this matter. Please feel free to contact the undersigned (tel: +8610-6297-9780; fax: +8610-8299-9343; email: lzw@novel-supertv.com), or William Y. Chua of Sullivan & Cromwell (tel: +852-2826-8632; fax: +852-2826-1773; email: chuaw@sullcrom.com), with any questions you may have.

Very truly yours,

/s/ Zhenwen Liang
Zhenwen Liang
Chief Financial Officer

cc:	Ms. Melissa Walsh
(Securities and Exchange Commission)
Mr. Jianhua Zhu
(China Digital TV Holding Co., Ltd.)

Mr. William Y. Chua
(Sullivan & Cromwell)

Mr. Juiling Shi
(Deloitte Touche Tohmatsu CPA Ltd.)